

July 23, 2018

Richard K. Palmer
Chief Financial Officer
Fiat Chrysler Automobiles N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

>   **Re: Fiat Chrysler Automobiles N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2017**
>   **Filed February 20, 2018**
>   **File No. 001-36675**

Dear Mr. Palmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page 153

1.   We note the auditor's report on the audit of your internal control over financial reporting did not include the required name or signature of the independent registered public accounting firm as required by Rule 2-02(a)(2) of Regulation S-X. Please amend your Form 20-F to include a signed auditor's report on internal control over financial reporting. Furthermore, the revised Exhibit 13 Certifications included in the amended 2017 Form 20-F filed on March 2, 2018 to correct the periodic reporting date should have been amended in its entirety pursuant to the Staff's Compliance and Disclosure Interpretations No. 246.14 of Regulation S-K. Please ensure the new fully amended 2017 Form 20-F also includes updated Exhibits 12 and 13 Certifications by your Chief Executive Officer and

Chief Financial Officer.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure